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                          [THE VANGUARD GROUP/(R)/LOGO]


                                                              February 7, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

           Re:        Vanguard International Equity Index Funds

Dear Mr. Sandoe:

         The following responds to your comments of February 6, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 47 that was filed on December 23, 2005.

COMMENT 1:        PROSPECTUS - MORE ON THE FUNDS
------------------------------------------------
Comment:          Please confirm that the 80% test required by the Names Rule is applied based on each fund's current name.

Response:         The 80% test required by the Names Rule is applied based on each fund's current name.

COMMENT 2:        VIPER SHARES PROSPECTUS - RISK/RETURN SUMMARY
----------------------------------------------------------------
Comment:          In the sentence immediately preceding the bar chart, please clarify that the Fund's past returns (before and after taxes) do not indicate how the Fund will perform in the future.

Response:         For each fund, the sentence will include the parenthetical,
                  "(before and after taxes)."

COMMENT 3:        SAI - PORTFOLIO MANAGER COMPENSATION
------------------------------------------------------
Comment:          Please revise the Description of Material Conflicts of
                  Interest disclosure to describe what those conflicts might be.

Response:         We will make the requested modification.

COMMENT 4:        SAI - PORTFOLIO MANAGER COMPENSATION
------------------------------------------------------
Comment:          Please revise the Description of Compensation disclosure so it describes the compensation of the Funds' PMs, rather than a general discussion of PM compensation.

February 7, 2006
Christian Sandoe
Page 2 of 2


Response:         The funds' PMs are Vanguard employees and, as such, their
                  compensation is calculated in the same manner as all PMs who are Vanguard employees. Our disclosure is drafted generally because the same portfolio compensation disclosure is appropriate for all Vanguard-managed funds. Accordingly, we think the Description of Compensation disclosure is appropriate as written.

COMMENT 5 - TANDY REQUIREMENTS
-------------------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Funds acknowledge that:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel